UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission File Number: 001-10882

Aegon Ltd
(Translation of registrant's name into English)

Aegon Limited An exempted company with liability limited by shares www.aegon.com	Statutory seat Canon’s Court 22 Victoria Street Hamilton HM 12 Bermuda	Principle place of business World Trade Center Schiphol Boulevard 223 1118 BH Schiphol The Netherlands	Bermuda Registrar of Companies number: 202302830 (September 30, 2023) Dutch Chamber of Commerce number: 27076669 Aegon Limited is a non-resident company under the Dutch Act Non Residential Companies

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]      Form 40-F [   ]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aegon Ltd
(Registrant)

Date: October 15, 2026	/s/ J.O. van Klinken
J.O. van Klinken
Executive Vice President and General Counsel

Aegon completes exchange of all Common Shares B for common stock

Schiphol, October 15, 2026 - Aegon today announces that it has repurchased all outstanding Common Shares B held by its largest shareholder, Vereniging Aegon Americas, in exchange for common shares with equal voting rights on a 40-to-1 basis, upon completion of which the interim bye-laws approved at Aegon’s Extraordinary General Meeting (EGM) of October 8, 2026, became effective as of today.

Contacts

Media relations	Investor relations
Carolien van der Giessen	Yves Cormier
+31 611 953 367	+44 782 337 1511
carolien.vandergiessen@aegon.com	yves.cormier@aegon.com

About Aegon
Aegon is an international financial services holding company. Aegon’s ambition is to become a leading US life insurance, annuity, and retirement group with international insurance and asset management subsidiaries. Aegon’s portfolio of businesses includes fully-owned businesses in the United States and a global asset manager. On April 15, 2026, Aegon announced an agreement to sell its insurance platform in the UK, Aegon UK, and expects to complete the transaction around the end of 2026. Via insurance joint-ventures in Spain & Portugal, China, and Brazil, and via asset management partnerships in France and China, Aegon creates value by combining Aegon’s international expertise with strong local partners. In addition, Aegon owns a Bermuda-based life insurer and generates value via a strategic shareholding in a market leading Dutch insurance and pensions company.

Aegon’s purpose of helping people live their best lives runs through all its activities. As a leading global investor and employer, Aegon seeks to have a positive impact by addressing critical environmental and societal issues. Aegon is headquartered in Schiphol, the Netherlands, domiciled in Bermuda, and listed on Euronext Amsterdam and the New York Stock Exchange. More information can be found on aegon.com.

Attachment

  20261015_PR_Aegon completes exchange of all Common Shares B for common stock (https://ml-eu.globenewswire.com/Resource/Download/b757bea0-9e3a-470c-8d64-741dd3db6e77)